Gordon Ho

+1 650 843 5190

gho@cooley.com

June 14, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Taylor Beech

Dietrich King

Eric Atallah

Mary Mast

Re:	Cytek Biosciences, Inc.

Draft Registration Statement on Form S-1

Submitted April 22, 2021

CIK No. 0001831915

Ladies and Gentlemen:

On behalf of Cytek Biosciences, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated May 18, 2021, relating to the above referenced confidential draft Registration Statement on Form S-1 (the “DRS”). In response to the Comments, the Company has revised the DRS and is confidentially submitting an amendment to the DRS (the “Amended DRS”) with this response letter.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Amended DRS.

Draft Registration Statement on Form S-1

Cover page

1.

We note your disclosure on page 59 that your executive officers, directors and current beneficial owners of 5% or more of your common stock will own a significant portion of your outstanding common stock, and, acting together, will be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions after completion of the offering. Please disclose here and in your prospectus summary the aggregate percent of the voting power these stockholders will control after the offering, as you have done on page 59.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

June 14, 2021

Page Two

Response: In response to the Staff’s comment, the Company has revised the disclosure in the prospectus summary on pages 6 and 7 of the Amended DRS.

Prospectus Summary, page 1

2.	Please disclose the basis for the statement that you are a “leading life sciences technology company.”

Response: In response to the Staff’s comment, the Company has revised the statement to indicate that the Company is a “leading cell analysis solutions company advancing the next generation of cell analysis tools.” The Company respectfully submits that the basis for this statement is discussed throughout the Business section. In particular, the Company believes its core instruments, the Aurora and Northern Lights systems, are the first full spectrum flow cytometers able to deliver high-resolution, high-content and high-sensitivity cell analysis by utilizing the full spectrum of fluorescence signatures from multiple lasers to distinguish fluorescent tags on single cells (“Full Spectrum Profiling” or “FSP”). The Company’s FSP technology enables achievement of higher levels of multiplexing and sensitivity, as illustrated by our platform’s ability to yield a 40-color Optimized Multicolor Immunofluorescence Panel (“OMIP”)—the first OMIP publication to go beyond 28-color fluorescence flow cytometry and exceeding OMIP panels published using mass cytometry—and the more than 210 published peer-reviewed articles over three years across a wide range of applications including oncology, infectious diseases, immunology, immunotherapy and immuno-oncology.

3.

Please disclose in the “Overview” subsection that in the United States your products are currently labeled and promoted, and are, and in the near-future will be, sold primarily to academic and research institutions and biopharmaceutical companies as research use only products, and are not currently designed, or intended to be used, for clinical diagnostic tests. Please also disclose here that your Northern Lights system has been approved for clinical use only in Europe and China.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Amended DRS.

Our Strategy, page 4

4.	In the fourth bullet, please clarify, if true, that your Northern Lights system has been approved for clinical use in the European Union, as opposed to all of Europe.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

June 14, 2021

Page Three

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Amended DRS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 89

5.

Please revise to state specifically whether you anticipate needing to raise additional funds to carry out your research and development investments, including your stated plans to seek approval or clearance from the FDA for clinical use of your Aurora and Northern Lights systems.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Amended DRS.

Business Overview, page 99

6.

We note your disclosure that the total addressable market for flow cytometry technologies is nearly $8 billion and that you believe your FSP platform has the potential to capture an increasingly greater share of the broader cell analysis market, which, according to industry sources, is expected to grow to roughly $23 billion by 2024. Please disclose the industry sources upon which you are basing your calculations for each figure. In addition, please clarify whether these estimates include diagnostic markets, and if so, disclose that the company’s access to such market would depend in part upon FDA clearance or approval.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 109 and 110 of the Amended DRS.

Our Unique Optical Design, page 107

7.	Please enhance your graphic to ensure that all text is legible.

Response: In response to the Staff’s comment, the Company has included a higher resolution graphic on page 118 of the Amended DRS.

Reagents and Kits, page 120

8.

We note your disclosure that your TBNK reagents are currently being tested in clinical trials in China and that you plan to seek Class 3 registration. To the extent material, please disclose where you stand in the clinical trial process, what steps you still need to complete, and when you anticipate seeking Class 3 registration.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 131 of the Amended DRS.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

June 14, 2021

Page Four

Manufacturing and Supply, page 122

9.

We note your disclosure that key components in your products are supplied by sole or limited source suppliers and that with respect to many suppliers, you do not have long term supply contracts. To the extent you do have supply contracts for these key components and you are substantially dependent on such agreements, please describe the material terms of such agreements and file the agreements as exhibits. Alternatively, please explain the basis of your belief that such disclosure is not required.

Response: The Company respectfully advises the Staff that the Company does not have long term supply contracts with any of its sole or limited source suppliers of the key components in its products. The Company has revised the disclosure on page 133 of the Amended DRS to clarify the foregoing.

Intellectual Property, page 123

10.

Please revise to clarify the jurisdictions in which you own and have patents pending outside the United States. With respect to your material patents, please disclose the specific products, product groups and technologies to which such patents relate, the type of patent protection you have, and the applicable jurisdictions and clarify whether there are any contested proceedings or third-party claims.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 134 of the Amended DRS and respectfully advises the Staff that the Company is not a party to any material legal proceedings, as disclosed on pages 134 and 135 of the Amended DRS.

Key Agreements, Licenses and Collaborations, page 124

11.

For each of the Biotium and BD Agreements, please disclose the amount of the upfront payments and remove the corresponding redactions from Exhibits 10.11 and 10.12. With respect to the Biotium Agreement, please disclose a range for the “single digit percentage” royalty rate. With respect to the BD Agreement, please disclose the amount of the milestone payment that you have included in the contractual obligations and commitments table on page 91 and remove the corresponding redactions in Exhibit 10.12.

Response: In response to the Staff’s comment, the Company has refiled Exhibits 10.11 and 10.12 and revised the disclosure on pages 135 and 136 of the Amended DRS.

Executive Compensation

Summary Compensation Table, page 142

12.

Please revise to include a more detailed discussion of the material terms of the non-equity incentive plan awards made to your named executive officers that includes a general description of the performance criteria applied in determining the amounts payable. Refer to Item 402(o)(4) of Regulation S-K.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

June 14, 2021

Page Five

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 154 of the Amended DRS.

Notes to consolidated financial statements

Note 15 - Commitments and contingencies

Legal proceedings, page F-28

13.

We note that you separated the settlement with Becton, Dickinson into two elements, litigation settlement and future licensing rights. Please tell us the factors you considered in identifying the elements of the settlement. Disclose your allocation methodology and any significant assumptions used.

Response: The Company respectfully advises the Staff of the following:

The Company entered into the Settlement, License and Equity Issuance Agreement (the “Settlement Agreement”) with Becton, Dickinson and Company (“BD”) in October 2020 , pursuant to which we settled claims for past damages and was granted from BD a license to certain of BD’s intellectual property on a go forward basis. The Settlement Agreement specifies a royalty to be paid by the Company to BD equal to a determined percentage of net sales of certain of the Company’s products over a ten-year period (the “contractual royalty payments”).

In identifying the Company’s consideration of the separation and allocation of the components of the Settlement Agreement, the Company considered a speech made by Eric West, then associate chief accountant in the SEC’s Office of the Chief Accountant, at the 2007 AICPA Conference on Current SEC and PCAOB Developments, which states, in part:

“Assume a company pays cash and conveys licenses to a plaintiff in order to settle a patent infringement and misappropriation of trade secrets claim. In exchange for the payment and licenses given, the company receives a promise to drop the patent infringement lawsuit, a covenant not to sue with respect to the misappropriation of trade secrets claim, and a license to use the patents subject to the litigation”.

Mr. West noted that the different elements of the arrangement should be identified, and that this identification requires an understanding of the nature of each item. Mr. West further noted the following with respect to the amount of consideration to allocate to each element (emphasis added):

“While EITF 00-21 was written for multiple element revenue arrangements, we believe that its allocation guidance is also useful to determine how to allocate consideration paid in a multiple element legal settlement. In this regard, we believe that it would be acceptable

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

June 14, 2021

Page Six

to value each element of the arrangement and allocate the consideration paid to each element using relative fair values. To the extent that one of the elements of the arrangement just can’t be valued, we believe that a residual approach may be a reasonable solution. In fact, we have found that many companies are not able to reliably estimate the fair value of the litigation component of any settlement and have not objected to judgments made when registrants have measured this component as a residual. In a few circumstances companies have directly measured the value of the litigation settlement component. In the fact pattern that I just described, the company may be able to calculate the value of the settlement by applying a royalty rate to the revenues derived from the products sold using the patented technology during the infringement period. Admittedly, this approach requires judgment and we are willing to consider reasonable judgment”.

Applying the reasoning expressed in Mr. West’s speech, the Company determined the Settlement Agreement contains two elements:

1.	The settlement of prior infringement claims (litigation settlement); and

2.	License of intellectual property from BD for the utilization of defined BD-owned technology (future licensing rights).

The Company allocated the consideration transferred under the Settlement Agreement to both elements in a manner consistent with Mr. West’s remarks and the allocation guidance within ASC 606. Although Mr. West referred to EITF 00-21 in his remarks, which was codified in ASC 605-25, we believe the allocation principles are similar to the guidance in ASC 606. The Company could not readily determine the fair value of the litigation settlement of prior infringement claims between the Company and BD. Therefore, the Company applied the residual method and allocated the difference between the total present value consideration payable under the Settlement Agreement and the estimated fair value of the future licensing rights to the litigation settlement element. Based in part on a valuation report from an independent third-party valuation specialist, the Company determined the estimated fair value of the future licensing rights based on the relief from royalty method. The significant assumptions used were the market royalty rate estimated as a royalty rate that a market participant would pay to license the BD intellectual property, forecasted sales subject to the market royalty rate, and the discount rate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-28 and F-29 of the Amended DRS.

General

14.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

June 14, 2021

Page Seven

Response: The Company is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of, or included in, the Registration Statement.

To the extent the Company conducts additional meetings, it expects to use the same or similar materials, and the Company undertakes to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

June 14, 2021

Page Eight

Please contact me at (650) 843-5190, John McKenna at (650) 843-5059 or Ryan James at (650) 843-5846 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

/s/ Gordon Ho
Gordon Ho
Cooley LLP

cc:	Wenbin Jiang, Cytek Biosciences, Inc.

Valerie Barnett, Cytek Biosciences, Inc.

John McKenna, Cooley LLP

Ryan James, Cooley LLP

Ilir Mujalovic, Shearman & Sterling LLP

Enclosures

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com